Confidential treatment requested

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67403 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Setter Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bloor Street West, Suite 17000
(No. and Street)

Toronto (City) | Ontario (State) | M4W 3E2 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter McGrath, President, 416-964-9555 | peterm@settercap.com
(Name) (Area Code – Telephone Number) (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clearhouse LLP
(Name – if individual, state last, first, and middle name)

Suite 527 - 2560 Matheson Blvd. Missisauga, | Ontario | L4W 4Y9
(Address) (City) (State) (Zip Code)

02/08/2018 | 6467
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Setter Capital Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

ANGELA VICTORIA SIGRID PLANAS NOTARY PUBLIC ONTARIO

Angela V S Planas
Notary Public

Sworn (or Affirmed or Declared) remotely by Peter McGrath stated as being located in Toronto, Ontario, Canada, before me in Windsor, Ontario, Canada on February 29, 2024 in accordance with O. Reg 431/20, Administering Oath or Declaration Remotely.

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Setter Capital Inc.

**(SEC I.D. No. 8 - 67403)**

## Statement of Financial Condition and Supplementary Information
## and
## Report of Independent Registered Public Accounting Firm

**As of December 31, 2023**
*(Expressed in U.S. Dollars)*

**Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Sole Member

Setter Capital Inc.

We have reviewed management's statements, included in the accompanying Setter Capital Inc. Exemption Report for the year ended December 31, 2023, in which (1) Setter Capital Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) Setter Capital Inc. is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Setter Capital Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Setter Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Clearhouse LLP

**Clearhouse LLP**
Mississauga, Ontario
February 29, 2024

**Setter Capital Inc.**

**Statement of Financial Condition**

*(Expressed in U.S. Dollars)*

**As of December 31, 2023**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents *(Note 4)* | **$ 18,459,430** |
| Equity securities | **3,951,002** |
| Accounts receivable | **9,602,897** |
| Government sales taxes recoverable | **38,870** |
| Income tax recoverable | **357,203** |
| Prepaid expenses and deposits (*Note 6*) | **4,357,054** |
| Property and equipment (*net of accumulated depreciation of $414,327)* | **76,880** |
| Deferred tax assets (*Note 10*) | **593,932** |
| Due from shareholder *(Note 6)* | **27,903** |
| Right-Of-Use asset (*Note 7*) *(net of accumulated depreciation of $89,373)* | **667,834** |
| | **$ 38,133,005** |
| **Liabilities** | |
| Accounts payable and accrued liabilities *(Note 6)* | **$ 27,899,415** |
| Lease liability (*Note 8*) | **732,935** |
| | **$ 28,632,350** |
| **Stockholder's Equity** | |
| Common stock *(Note 5)* | **81,450** |
| Accumulated retained earnings | **9,419,205** |
| | **9,500,655** |
| **Total Liability and Stockholder's Equity** | **$ 38,133,005** |

See accompanying notes to the statement of financial condition

## 1. Organization and Description of Business

Setter Capital Inc. ("Setter" or the "Company") is incorporated under the laws of the Province of Ontario. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

## 2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

***Revenues from Contracts with Customers***
*Revenue Recognition Policy*
The Company derives its revenues primarily form concession fees. Fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

*Performance Obligation*
On successfully pairing a seller with a buyer and the underlying financial transaction closes. At this point the company has no further performance obligations.

*Variable Consideration*
The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

Various economic factors affect revenue and cash flows. In substantially all revenue transactions, cash collections on concession fees earned from successful transactions are realized immediately after the transaction is consummated.

The timing of revenue recognition results in billed concession fees receivable on the statement of financial condition. The beginning and ending accounting receivable balances were as follows:

| 2023 | 2022 |
|---|---|
| $9,602,897 | $6,521,026 |

***Cash and Cash Equivalents***
Cash and cash equivalents comprise cash on deposit and other highly liquid short-term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance (CAD $100,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

***Equity Securities***
Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar instrument. Interest and dividends are included in net investment revenue.

## 2. Summary of Significant Accounting Policies (Continued)

***Accounts Receivables***
Accounts receivable consists of trade receivables for concession fees earned as an intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is deemed necessary at December 31, 2023.

***Depreciation***
Furniture, computer equipment and leasehold improvements are recorded at cost net of accumulated depreciation and impairment charges, if any. Depreciation on furniture and computer equipment is calculated using the declining balance method at rates sufficient to depreciate these assets over their estimated useful lives of typically three to five years. Depreciation on leasehold improvements is calculated using the straight-line method over the term of lease.

***Leases and Right-of-Use Assets***
The Company follows FASB ASC 842, Leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under FASB ASC 842, Leases, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent their obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the rate implicit in the lease when it is readily determinable. The current Company's leases do not provide an implicit rate, therefore, to determine the present value of lease payments, management uses the Prime rate with a 3% ramp up to account for any lending risk. Operating lease ROU assets also include any lease payments made and exclude any lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the options will be exercised.

***Income Taxes***
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

***Foreign Currency Translation***
The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

*(Expressed in U.S. Dollars)*

**2. Summary of Significant Accounting Policies (**Continued**)**

***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

***Fair Value of Equity Investments***
U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related to fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets.

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

In accordance with U.S. GAAP, certain assets are required to be recorded at fair value on a recurring basis. The only assets that are adjusted to fair value on a recurring basis are investments in equity securities with readily determinable fair values. The fair values of our investments in equity securities using quoted market prices from daily exchange traded markets are based on the closing price as of the statement of financial condition date and are classified as Level 1.

**3. Regulatory Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $100,000 and 6.67% of aggregate indebtedness. At December 31, 2023, the Company had net capital of approximately $14,738,196, which is in excess of the required minimum net capital of $1,908,919. The Company’s net capital ratio of aggregate indebtedness to net capital was 1.94 to 1.

FINRA, the Company’s designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital. The Company neither made any equity capital withdrawal nor paid out cash dividend as at December 31, 2023.

*(Expressed in U.S. Dollars)*

### 4. Cash and Cash Equivalents

The Company's cash and cash equivalents comprise of cash on deposit of $1,341,935 and highly liquid short-term investments of $17,117,495 both with a major financial institution in Canada.

### 5. Common stock

| | | | **2023** |
|---|---|---|---|
| Authorized: | Unlimited number of Common Shares and non-voting Special Shares | | |
| Issued: | 1,000 common shares | $ | 81,450 |

### 6. Related Party Transactions and Balances

The amount due to shareholder is unsecured, non-interest bearing and due and payable on demand.

During the year, Setter entered into a service agreement with Institutional Link Inc, a company owned by family members of Peter McGrath, CEO and Director. As at December 31, 2023, Setter advanced $3,950,000 to Institutional Link Inc, for services to commence January 1, 2024, and accordingly recorded as "prepaid expenses". The service agreement provides for licenses to access data for sourcing clients, accessing deals, pricing information and other research materials relevant to the secondary fund-raising markets.

### 7. Right-of Use Assets

The Company leases office space in Toronto Ontario under a noncancelable Finance lease. The remaining lease term is 58 months. The ROU asset of this lease has been recorded during the year of $757,207, with an asset lease expense of $89,373.

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The following summarizes the line items in the balance sheet which include amounts for the leases as of December 31, 2023:

| | **2023** |
|---|---|
| Additions during the year | $ 757,207 |
| Asset lease expense | (89,373) |
| Balance, end of the year | $ 667,834 |

Right-of-use asset comprises two leased office space and is amortized for 63 and 76 months respectively.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2023:

| | |
|---|---|
| Weighted average remaining lease term | 4.8 years |
| Weighted Average discount rate | 10.2% (7.2% Prime rate and 3% ramp up) |

## 8. Lease Liability

| | **2023** |
|---|---|
| Additions during the year | $ 757,207 |
| Liability lease expense | 50,896 |
| Lease payments | (75,168) |
| Balance, end of the year | $ 732,935 |

| **Allocated as:** | | |
|---|---|---|
| Current | $ | 100,868 |
| Long term | | 632,068 |
| Balance, end of the year | $ | 732,068 |

The lease payments are discounted using an interest rate of 10.2%, which is the Company's incremental borrowing rate. The leases have an expiry date of October 31, 2028 without an option to extend.

The maturities of Operating lease liabilities undiscounted cashflows are as follows for are as

| | |
|---|---|
| Less than one year | $ 171,206 |
| One to five years | 767,528 |
| Above five years | - |
| Total lease payment | 938,734 |
| Less interest | (205,798) |
| Present value of lease liabilities | $ 732,936 |

follows

## 9. Financial Instruments

***Fair Values***
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

***Credit Risk Management***
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well capitalized financial institutions.

***Currency Risk***
Approximately 4.83% of Setter's revenues are denominated in Euros. Consequently, this portion of

**9. Financial Instruments (**Continued**)**

concession revenues and related accounts receivables are exposed to foreign currency exchange

fluctuations. The Company pays its income, payroll and sales taxes and employee compensation and benefits in Canadian dollars, which are also exposed to foreign currency exchange fluctuations.

As at December 31, 2023, the Company had deposits of Euros nil and Canadian dollars $7,295,064 at major Canadian financial institutions. A 5% increase in the United States dollar vis à vis the Canadian dollar will decrease net income by $275,790 assuming all other variables remain consistent.

As at December 31, 2023, the Company had trade receivables Euros of 631,369. A 5% increase in the United States dollar vis à vis the Euro will decrease net income by $34,911 assuming all other variables remain consistent.

As at December 31, 2023, the Company had accounts payable and accrued liabilities of CAD $36,868,359. A 5% increase in the United States dollar vis à vis the Canadian dollar will increase net income by $1,393,808, assuming all other variables remain consistent.

## 10. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and Ontario provincial income tax rate is 26.50%.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2020 and forward.

The analysis of income tax expense and deferred tax is shown below:

| | December 31, 2023 |
|---|---|
| **Deferred tax asset** | |
| Capital assets | $ 12,887 |
| Investments | $ 581,045 |
| Deferred tax assets | $ 593,932 |

## 11. Contingent Liability

In the normal course of business, the Company may become involved in legal proceedings, the outcomes of which cannot be reliable determined and/or measured and, accordingly, no provision is recognized in its financial statements. The Company believes there are no current legal proceedings which will result in a material favorable or unfavorable effect on its financial position or results of operations. During the year ended December 31, 2023, no provision was recorded in these financial statements in relation to the below legal proceedings.

As at December 31, 2023, there is a legal claim (the "Claim") involving Setter, as defendant, and a former employee and a joint venture cofounded by Setter, as co-Plaintiffs. The Claim asserts breach of confidentiality/non-compete agreement and breach of contract for nonpayment of commission owed. Subsequent to filing the Claim, the co-plaintiffs made an offer to settle for $1,000,000 plus costs on a partial indemnity basis. The settlement offer remains open for acceptance until the start of trial. Setter in-turn made a counterclaim for $5,440,000.

## 12. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.

Notarize.ca

# Audit Trail

## Document Details

| | |
|---|---|
| **Title** | 2023 Setter Capital Financial Statement (Public) confidential.pdf |
| **File Name** | 2023 Setter Capital Financial Statement (Public) confidential.pdf |
| **Document ID** | e314d6f827c840d8895b12d487e9a53f |
| **Fingerprint** | b1e46433506bbbdd59638a29b648aafd |
| **Status** | Completed |

## Document History

| | | |
|---|---|---|
| **Document Created** | Document Created by Angela Planas (aplanas@notarize.ca)<br>Fingerprint: 3259bc0f22710a88ad9304caa4d967d2 | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Sent** | Document Sent to Angela Planas (aplanas@notarize.ca) | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Sent** | Document Sent to Peter McGrath (peterm@settercap.com) | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Viewed** | Document Viewed by Angela Planas (aplanas@notarize.ca)<br>IP: 24.57.66.8 | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Viewed** | Document Viewed by Peter McGrath (peterm@settercap.com)<br>IP: 207.112.18.226 | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Signed** | Document Signed by Angela Planas (aplanas@notarize.ca)<br>IP: 24.57.66.8<br> | 2024 Feb 29<br>06:42PM<br>America/Toronto |
| **Document Signed** | Document Signed by Peter McGrath (peterm@settercap.com)<br>IP: 207.112.18.226<br> | 2024 Feb 29<br>06:42PM<br>America/Toronto |

**Document Completed**

This document has been completed.

Fingerprint: b1e46433506bbbdd59638a29b648aafd

2024 Feb 29
06:43PM
America/Toronto